Exhibit 99.1

JD.COM ANNOUNCES THIRD QUARTER 2024 RESULTS

Beijing, China—November 14, 2024—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2024.

Third Quarter 2024 Highlights

•	Net revenues were RMB260.4 billion (US$[1]37.1 billion) for the third quarter of 2024, an increase of 5.1% from the third quarter of 2023.

•

Income from operations was RMB12.0 billion (US$1.7 billion) for the third quarter of 2024, an increase of 29.5% from the third quarter of 2023. Operating margin was 4.6% for the third quarter of 2024, compared to 3.8% for the third quarter of 2023. Non-GAAP[2] income from operations was RMB13.1 billion (US$1.9 billion) for the third quarter of 2024, an increase of 17.9% from the third quarter of 2023. Non-GAAP operating margin was 5.0% for the third quarter of 2024, compared to 4.5% for the third quarter of 2023.

•

Net income attributable to the Company’s ordinary shareholders was RMB11.7 billion (US$1.7 billion) for the third quarter of 2024, an increase of 47.8% from the third quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 4.5% for the third quarter of 2024, compared to 3.2% for the third quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB13.2 billion (US$1.9 billion) for the third quarter of 2024, an increase of 23.9% from the third quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 5.1% for the third quarter of 2024, compared to 4.3% for the third quarter of 2023.

•

Diluted net income per ADS was RMB7.73 (US$1.10) for the third quarter of 2024, an increase of 54.6% from RMB5.00 for the third quarter of 2023. Non-GAAP diluted net income per ADS was RMB8.68 (US$1.24) for the third quarter of 2024, an increase of 29.5% from RMB6.70 for the third quarter of 2023.

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024, which was RMB7.0176 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“We saw an uptick in our topline growth, as well as healthy profitability in the third quarter, as overall consumer sentiment continued to brighten,” said Sandy Xu, Chief Executive Officer of JD.com. “During the quarter, we were able to play an important role in China’s trade-in program, thanks to our leading supply chain capabilities and fulfillment infrastructure that we’ve built over the past two decades. Our general merchandise category also grew robustly in the quarter, driven by our efforts in driving better user experience and user mindshare, which were also highlighted by the enthusiastic user response to our Singles Day Grand Promotion this year. We believe we’ve laid a solid foundation for sustainable operational and financial progress in the months and years ahead.”

“In the third quarter, our total revenues increased by 5.1% year-on-year, resulting from a rebound in growth of electronics and home appliances, and sustained momentum in general merchandise,” said Ian Su Shan, Chief Financial Officer of JD.com. “As we continued to build up supply chain capabilities to drive better scale benefits and operating efficiency, both our gross margin and non-GAAP net margin achieved healthy improvement year-on-year in the quarter. Further highlighting our commitment to shareholder return, in the third quarter we completed our share repurchase program announced in March 2024, and launched a new US$5.0 billion share repurchase program through the end of August 2027. This set of results is attributable to our continuous progress in user growth and engagement, price competitiveness and platform ecosystem. Going forward, we will continue to create long term value for our users, business partners and shareholders.”

Updates of Share Repurchase Program

The Company repurchased a total of approximately 31.0 million Class A ordinary shares (equivalent of 15.5 million ADSs) for a total of approximately US$390 million during the three months ended September 30, 2024. The Company repurchased a total of approximately 255.3 million Class A ordinary shares (equivalent of 127.6 million ADSs) for a total of approximately US$3.6 billion during the nine months ended September 30, 2024. All of these ordinary shares were repurchased from both Nasdaq and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase programs publicly announced.

The total number of ordinary shares repurchased by the Company for the three months ended September 30, 2024 amounted to approximately 1.1% of its ordinary shares outstanding as of June 30, 20243. The total number of shares repurchased by the Company for the nine months ended September 30, 2024 amounted to approximately 8.1% of its ordinary shares outstanding as of December 31, 20234.

The Company has fully utilized the repurchase amount authorized under its US$3.0 billion share repurchase program announced in March 2024, and has adopted and announced a new share repurchase program (the “New Share Repurchase Program”) in August 2024. Pursuant to the New Share Repurchase Program effective from September 2024, the Company may repurchase up to US$5.0 billion worth of its shares (including ADSs) over the next 36 months through the end of August 2027.

3	The number of ordinary shares outstanding as of June 30, 2024 was approximately 2,928 million shares.
4	The number of ordinary shares outstanding as of December 31, 2023 was approximately 3,138 million shares.

Business Highlights

•	JD Retail:

Since August 26, 2024, China’s government-backed trade-in programs in over 20 provinces and cities, including Beijing, Guangzhou, Shanghai, Zhejiang, and Sichuan, among others, have been launched on JD.com. With years of experience in first-party business model, advanced logistics and fulfillment capabilities and other differentiated supply-chain expertise, JD.com offers customers a wealth of product selections and industry-leading integrated services covering delivery, installation, dismantling and cleaning, along with a seamless process for customers to benefit from the government subsidies effortlessly. JD.com’s trade-in offerings have been well received by customers.

In the third quarter, JD.com announced its expansion in the apparel and accessories business, committed to becoming a premier destination for stylish fashion items. By enriching product selections and providing superior shopping experience, the initiative aims to promote the user mindshare of “shopping for clothing on JD.com” while boosting growth for both domestic and international brands. In addition, during the third quarter, the French luxury brands BALENCIAGA and SAINT LAURENT unveiled their official flagship stores on JD.com.

On September 5, 2024, JD Super, JD.com’s supermarket division, celebrated its 10th anniversary. As an important component of the Company’s strategic vision for the coming decade, JD Super will further boost the core competencies of partnered brands, including supply chain efficiency, product competitiveness, and cost-effectiveness, supporting them to achieve high-quality, sustainable growth on JD.com.

•	JD Health:

During the third quarter, JD Health made further progress in innovating its service model, enabling online payment through individual medical insurance accounts in ten cities, including Guangzhou, Shenzhen, and Chengdu. As of September 30, 2024, JD Health had cumulatively introduced such services in twelve cities, with access to nearly 2,000 medical insurance-designated retail pharmacies, covering a population of over 100 million.

•	JD Logistics:

JD Logistics and Taobao and Tmall Group recently reached a cooperation, under which JD Logistics will connect with the Taobao and Tmall platforms. As of mid-October 2024, the parties have mostly completed the system integration. A large number of merchants on the Taobao and Tmall platforms have selected JD Logistics as a service provider, and users are also able to track JD Logistics shipments within the Taobao and Tmall apps.

Environment, Social and Governance

•

JD.com excelled in the 2024 Standard & Poor’s Global Corporate Sustainability Assessment, with a notable increase in its score compared to last year and a leading position in the global retail sector. This achievement is primarily attributable to JD.com’s commitment to ESG, particularly its efforts in areas such as enhancing governance for compliance, supporting employee development, strengthening supplier management, and further optimizing ESG information disclosure.

•

Driven by JD.com’s unwavering commitment and unremitting efforts to creating more jobs and making contribution to the society, the Company’s total expenditure for human resources, including both its own employees and external personnel who work for the Company, amounted to RMB111.6 billion for the twelve months ended September 30, 2024.

Third Quarter 2024 Financial Results

Net Revenues. Net revenues increased by 5.1% to RMB260.4 billion (US$37.1 billion) for the third quarter of 2024 from RMB247.7 billion for the third quarter of 2023. Net product revenues increased by 4.8%, while net service revenues increased by 6.5% for the third quarter of 2024, compared to the third quarter of 2023.

Cost of Revenues. Cost of revenues increased by 3.1% to RMB215.3 billion (US$30.7 billion) for the third quarter of 2024 from RMB208.9 billion for the third quarter of 2023.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 6.9% to RMB16.3 billion (US$2.3 billion) for the third quarter of 2024 from RMB15.2 billion for the third quarter of 2023. Fulfillment expenses as a percentage of net revenues was 6.3% for the third quarter of 2024, compared to 6.1% for the third quarter of 2023.

Marketing Expenses. Marketing expenses increased by 25.7% to RMB10.0 billion (US$1.4 billion) for the third quarter of 2024 from RMB8.0 billion for the third quarter of 2023. Marketing expenses as a percentage of net revenues was 3.8% for the third quarter of 2024, compared to 3.2% for the third quarter of 2023, primarily due to the increased spending in promotion activities.

Research and Development Expenses. Research and development expenses increased by 15.9% to RMB4.4 billion (US$0.6 billion) for the third quarter of 2024 from RMB3.8 billion for the third quarter of 2023. Research and development expenses as a percentage of net revenues was 1.7% for the third quarter of 2024, compared to 1.5% for the third quarter of 2023.

General and Administrative Expenses. General and administrative expenses decreased by 6.0% to RMB2.3 billion (US$0.3 billion) for the third quarter of 2024 from RMB2.5 billion for the third quarter of 2023. General and administrative expenses as a percentage of net revenues was 0.9% for the third quarter of 2024, compared to 1.0% for the third quarter of 2023.

Income from Operations and Non-GAAP Income from Operations. Income from operations increased by 29.5% to RMB12.0 billion (US$1.7 billion) for the third quarter of 2024 from RMB9.3 billion for the third quarter of 2023. Operating margin was 4.6% for the third quarter of 2024, compared to 3.8% for the third quarter of 2023. Non-GAAP income from operations increased by 17.9% to RMB13.1 billion (US$1.9 billion) for the third quarter of 2024 from RMB11.1 billion for the third quarter of 2023. Non-GAAP operating margin was 5.0% for the third quarter of 2024, compared to 4.5% for the third quarter of 2023. Operating margin of JD Retail before unallocated items remained stable of 5.2% for the third quarter of 2024 and 2023.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 17.0% to RMB15.1 billion (US$2.1 billion) for the third quarter of 2024 from RMB12.9 billion for the third quarter of 2023. Non-GAAP EBITDA margin was 5.8% for the third quarter of 2024, compared to 5.2% for the third quarter of 2023.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased by 47.8% to RMB11.7 billion (US$1.7 billion) for the third quarter of 2024 from RMB7.9 billion for the third quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 4.5% for the third quarter of 2024, compared to 3.2% for the third quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders increased by 23.9% to RMB13.2 billion (US$1.9 billion) for the third quarter of 2024 from RMB10.6 billion for the third quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 5.1% for the third quarter of 2024, compared to 4.3% for the third quarter of 2023.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased by 54.6% to RMB7.73 (US$1.10) for the third quarter of 2024 from RMB5.00 for the third quarter of 2023. Non-GAAP diluted net income per ADS increased by 29.5% for the third quarter of 2024 to RMB8.68 (US$1.24) from RMB6.70 for the third quarter of 2023.

Cash Flow and Working Capital

As of September 30, 2024, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB196.8 billion (US$28.0 billion), compared to RMB197.7 billion as of December 31, 2023. For the third quarter of 2024, free cash flow of the Company was as follows:

	For the three months ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by/(used in) operating activities	15,004	(6,219)	(886)
Less: Impact from consumer financing receivables included in the operating cash flow	(1,747)	(2,232)	(318)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,013)	(3,461)	(493)
Other capital expenditures*	(1,980)	(1,897)	(271)

Free cash flow	8,264	(13,809)	(1,968)

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in operating activities was RMB6.2 billion (US$0.9 billion) for the third quarter of 2024, decreased by RMB21.2 billion compared to the third quarter of 2023. The cash flow variance was mainly due to the cross-quarter payments resulted by the delay of payments on non-working days for accounts payable in the end of the third quarter of 2023 and the second quarter of 2024, as well as the swift payments made to lock in sufficient supplies in-stocks to support the trade-in program.

Net cash provided by investing activities was RMB21.7 billion (US$3.1 billion) for the third quarter of 2024, consisting primarily of net cash received from maturity of short-term investments, partially offset by the cash paid for capital expenditures.

Net cash used in financing activities was RMB1.8 billion (US$0.3 billion) for the third quarter of 2024, consisting primarily of cash paid for repurchase of ordinary shares, partially offset by the net cash received from proceeds of borrowings.

For the twelve months ended September 30, 2024, free cash flow of the Company was as follows:

	For the twelve months ended
	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	58,394	52,817	7,526
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	451	(1,124)	(160)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(13,618)	(11,007)	(1,568)
Other capital expenditures	(5,831)	(7,117)	(1,014)

Free cash flow	39,396	33,569	4,784

Supplemental Information

From the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of the Company under its ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to the current period presentation:

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	212,059	224,986	32,060	677,697	708,893	101,016
JD Logistics	41,663	44,396	6,326	119,424	130,740	18,630
New Businesses	6,685	4,970	708	19,838	14,476	2,063
Inter-segment eliminations*	(12,709)	(13,965)	(1,989)	(38,374)	(42,276)	(6,024)

Total consolidated net revenues	247,698	260,387	37,105	778,585	811,833	115,685

Operating income/(loss):
JD Retail	11,001	11,608	1,654	28,988	31,041	4,423
JD Logistics	288	2,086	297	(325)	4,493	640
New Businesses	(192)	(615)	(87)	466	(1,980)	(281)
Including: gain on sale of development properties	—	—	—	1,481	—	—

Total segment operating income	11,097	13,079	1,864	29,129	33,554	4,782
Unallocated items**	(1,794)	(1,035)	(147)	(5,129)	(3,309)	(472)

Total consolidated operating income	9,303	12,044	1,717	24,000	30,245	4,310

YoY% change of net revenues:
JD Retail	0.1%	6.1%		1.0%	4.6%
JD Logistics	16.5%	6.6%		26.5%	9.5%
New Businesses	(9.4)%	(25.7)%		(11.3)%	(27.0)%
Operating margin:
JD Retail	5.2%	5.2%		4.3%	4.4%
JD Logistics	0.7%	4.7%		(0.3)%	3.4%
New Businesses	(2.9)%	(12.4)%		2.3%	(13.7)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	September 30, 2023	September 30, 2024	September 30, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	119,316	122,560	17,465	2.7%
General merchandise revenues	75,988	82,053	11,692	8.0%

Net product revenues	195,304	204,613	29,157	4.8%
Marketplace and marketing revenues	19,529	20,763	2,959	6.3%
Logistics and other service revenues	32,865	35,011	4,989	6.5%

Net service revenues	52,394	55,774	7,948	6.5%

Total net revenues	247,698	260,387	37,105	5.1%

	For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	388,446	390,833	55,693	0.6%
General merchandise revenues	236,277	256,196	36,508	8.4%

Net product revenues	624,723	647,029	92,201	3.6%
Marketplace and marketing revenues	61,100	63,477	9,045	3.9%
Logistics and other service revenues	92,762	101,327	14,439	9.2%

Net service revenues	153,862	164,804	23,484	7.1%

Total net revenues	778,585	811,833	115,685	4.3%

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 14, 2024, (8:00 pm, Beijing/Hong Kong Time on November 14, 2024) to discuss its financial results for the three months ended September 30, 2024.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10042830-skvylg.html

CONFERENCE ID: 10042830

A telephone replay will be available for one week until November 21, 2024. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong:	800-930-639
Mainland China:	400-120-9216
Passcode:	10042830

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
(In millions, except otherwise noted)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	71,892	99,092	14,120
Restricted cash	7,506	5,862	835
Short-term investments	118,254	91,801	13,082
Accounts receivable, net (including consumer financing receivables of RMB2.3 billion and RMB1.2 billion as of December 31, 2023 and September 30, 2024, respectively)(1)	20,302	19,714	2,809
Advance to suppliers	2,753	3,382	482
Inventories, net	68,058	72,883	10,386
Prepayments and other current assets	15,639	14,235	2,028
Amount due from related parties	2,114	3,171	452
Assets held for sale	1,292	962	137

Total current assets	307,810	311,102	44,331

Non-current assets
Property, equipment and software, net	70,035	84,203	11,999
Construction in progress	9,920	5,765	822
Intangible assets, net	6,935	6,537	932
Land use rights, net	39,563	38,154	5,437
Operating lease right-of-use assets	20,863	23,587	3,361
Goodwill	19,980	21,729	3,096
Investment in equity investees	56,746	55,107	7,853
Marketable securities and other investments	80,840	87,266	12,435
Deferred tax assets	1,744	1,656	236
Other non-current assets	14,522	8,453	1,204

Total non-current assets	321,148	332,457	47,375

Total assets	628,958	643,559	91,706

JD.com, Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
(In millions, except otherwise noted)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	5,034	9,684	1,380
Accounts payable	166,167	162,500	23,156
Advance from customers	31,625	32,352	4,610
Deferred revenues	2,097	2,170	309
Taxes payable	7,313	8,996	1,282
Amount due to related parties	1,620	541	77
Accrued expenses and other current liabilities	43,533	41,635	5,933
Operating lease liabilities	7,755	7,675	1,094
Liabilities held for sale	506	—	—

Total current liabilities	265,650	265,553	37,841

Non-current liabilities
Deferred revenues	964	565	81
Unsecured senior notes	10,411	24,126	3,438
Deferred tax liabilities	9,267	9,148	1,304
Long-term borrowings	31,555	29,721	4,235
Operating lease liabilities	13,676	16,792	2,393
Other non-current liabilities	1,055	909	129

Total non-current liabilities	66,928	81,261	11,580

Total liabilities	332,578	346,814	49,421

MEZZANINE EQUITY	614	471	67

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,188 million shares issued and 2,899 million shares outstanding as of September 30, 2024)	231,858	228,611	32,576
Non-controlling interests	63,908	67,663	9,642

Total shareholders’ equity	295,766	296,274	42,218

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	628,958	643,559	91,706

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.
Unaudited Interim Condensed Consolidated Statements of Operations
(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	195,304	204,613	29,157	624,723	647,029	92,201
Net service revenues	52,394	55,774	7,948	153,862	164,804	23,484

Total net revenues	247,698	260,387	37,105	778,585	811,833	115,685

Cost of revenues	(208,947)	(215,344)	(30,686)	(662,383)	(681,082)	(97,053)
Fulfillment	(15,225)	(16,278)	(2,320)	(47,275)	(50,305)	(7,168)
Marketing	(7,955)	(10,000)	(1,425)	(27,023)	(31,121)	(4,435)
Research and development	(3,794)	(4,396)	(626)	(12,052)	(12,647)	(1,802)
General and administrative	(2,474)	(2,325)	(331)	(7,333)	(6,433)	(917)
Gain on sale of development properties	—	—	—	1,481	—	—

Income from operations(2)(3)	9,303	12,044	1,717	24,000	30,245	4,310

Other income/(expenses)
Share of results of equity investees	427	1,359	194	513	1,771	252
Interest expense	(710)	(681)	(97)	(1,954)	(1,970)	(281)
Others, net(4)	1,782	2,521	358	5,785	9,878	1,408

Income before tax	10,802	15,243	2,172	28,344	39,924	5,689
Income tax expenses	(2,579)	(2,406)	(343)	(6,999)	(6,128)	(873)

Net income	8,223	12,837	1,829	21,345	33,796	4,816

Net income attributable to non-controlling interests shareholders	287	1,106	158	567	2,291	326

Net income attributable to the Company’s ordinary shareholders	7,936	11,731	1,671	20,778	31,505	4,490

Net income per share:
Basic	2.52	4.02	0.57	6.61	10.44	1.49
Diluted	2.50	3.86	0.55	6.54	10.19	1.45
Net income per ADS:
Basic	5.04	8.05	1.15	13.22	20.88	2.97
Diluted	5.00	7.73	1.10	13.09	20.39	2.91

JD.com, Inc.
Unaudited Interim Condensed Consolidated Statements of Operations
(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$

(2) Includes share-based compensation as follows:
Cost of revenues	(35)	(18)	(3)	(99)	(54)	(8)
Fulfillment	(239)	(91)	(13)	(570)	(309)	(44)
Marketing	(112)	(60)	(8)	(330)	(223)	(32)
Research and development	(203)	(172)	(24)	(690)	(511)	(73)
General and administrative	(784)	(437)	(62)	(2,135)	(1,106)	(157)

Total	(1,373)	(778)	(110)	(3,824)	(2,203)	(314)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(103)	(10)	(1)	(311)	(216)	(31)
Marketing	(220)	(229)	(33)	(659)	(674)	(96)
Research and development	(66)	(18)	(3)	(239)	(152)	(22)
General and administrative	(32)	—	—	(96)	(64)	(9)

Total	(421)	(257)	(37)	(1,305)	(1,106)	(158)

(4) Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, government incentives, interest income, gains/(losses) from acquirements or disposals of businesses and investments, impairment of investments, foreign exchange gains/(losses), net.

JD.com, Inc.
Unaudited Non-GAAP Net Income Per Share and Per ADS
(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	10,637	13,174	1,877	26,785	36,533	5,207
Weighted average number of shares:
Basic	3,147	2,916	2,916	3,143	3,018	3,018
Diluted	3,170	3,035	3,035	3,172	3,088	3,088
Non-GAAP net income per share:
Basic	3.38	4.52	0.64	8.52	12.10	1.72
Diluted	3.35	4.34	0.62	8.43	11.82	1.68
Non-GAAP net income per ADS:
Basic	6.76	9.04	1.29	17.04	24.21	3.45
Diluted	6.70	8.68	1.24	16.87	23.64	3.37

JD.com, Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow
(In millions)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by /(used in) operating activities	15,004	(6,219)	(886)	39,908	33,204	4,732
Net cash provided by investing activities	14,964	21,725	3,096	3,529	11,612	1,655
Net cash used in financing activities	(4,486)	(1,806)	(257)	(5,063)	(18,220)	(2,596)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(763)	(791)	(114)	338	(1,038)	(150)

Net increase in cash, cash equivalents and restricted cash	24,719	12,909	1,839	38,712	25,558	3,641
Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	99,149	92,047	13,116	85,156	79,451	11,322
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	—	(2)	— *	(41)	(53)	(8)

Cash, cash equivalents, and restricted cash at beginning of period	99,149	92,045	13,116	85,115	79,398	11,314

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	123,868	104,956	14,955	123,868	104,956	14,955
Less: Cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	—	(2)	— *	—	(2)	— *

Cash, cash equivalents and restricted cash at end of period	123,868	104,954	14,955	123,868	104,954	14,955

Net cash provided by/(used in) operating activities	15,004	(6,219)	(886)	39,908	33,204	4,732
Less: Impact from consumer financing receivables included in the operating cash flow	(1,747)	(2,232)	(318)	(743)	(1,375)	(196)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(3,013)	(3,461)	(493)	(7,521)	(6,411)	(914)
Other capital expenditures	(1,980)	(1,897)	(271)	(4,292)	(5,148)	(734)

Free cash flow	8,264	(13,809)	(1,968)	27,352	20,270	2,888

*	Absolute value is less than US$1 million.

JD.com, Inc.
Supplemental Financial Information and Business Metrics
(In RMB billions, except turnover days data)

	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	58.4	59.5	69.8	74.0	52.8
Free cash flow – TTM	39.4	40.7	50.6	55.6	33.6
Inventory turnover days(5) – TTM	30.8	30.3	29.0	29.8	30.4
Accounts payable turnover days(6) – TTM	52.6	53.2	51.8	57.0	57.5
Accounts receivable turnover days(7) – TTM	5.4	5.6	5.4	5.7	5.8

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	9,303	12,044	1,717	24,000	30,245	4,310
Add: Share-based compensation	1,373	778	110	3,824	2,203	314
Add: Amortization of intangible assets resulting from assets and business acquisitions	309	144	21	972	769	110
Add: Effects of business cooperation arrangements	112	113	16	333	337	48
Reversal of: Gain on sale of development properties	—	—	—	(1,481)	—	—

Non-GAAP income from operations	11,097	13,079	1,864	27,648	33,554	4,782

Add: Depreciation and other amortization	1,792	1,998	284	5,143	5,840	832

Non-GAAP EBITDA	12,889	15,077	2,148	32,791	39,394	5,614

Total net revenues	247,698	260,387	37,105	778,585	811,833	115,685
Non-GAAP operating margin	4.5%	5.0%		3.6%	4.1%

Non-GAAP EBITDA margin	5.2%	5.8%		4.2%	4.9%

JD.com, Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2023	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	7,936	11,731	1,671	20,778	31,505	4,490
Add: Share-based compensation	1,078	639	91	3,073	1,780	254
Add: Amortization of intangible assets resulting from assets and business acquisitions	144	48	7	525	342	49
Add: Reconciling items on the share of equity method investments(8)	301	83	12	1,002	664	95
Add: Impairment of goodwill, long-lived assets, and investments	384	1,036	148	1,772	2,696	384
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	783	(360)	(51)	395	(472)	(67)
Reversal of: Gain on sale of development properties	—	—	—	(1,120)	—	—
Reversal of: Gain on disposals/deemed disposals of investments and others	(5)	(49)	(7)	(55)	(279)	(40)
Add: Effects of business cooperation arrangements and non-compete agreements	112	113	16	333	337	48
Add/(Reversal of): Tax effects on non-GAAP adjustments	(96)	(67)	(10)	82	(40)	(6)

Non-GAAP net income attributable to the Company’s ordinary shareholders	10,637	13,174	1,877	26,785	36,533	5,207

Total net revenues	247,698	260,387	37,105	778,585	811,833	115,685
Non-GAAP net margin attributable to the Company’s ordinary shareholders	4.3%	5.1%		3.4%	4.5%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.